U.S. SECURI[illegible] [illegible]SSION

V[illegible]

02019162

SO 3-11-02

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-51187

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BDirect Securities, Inc.

RECEIVED MAR 07 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Ten Post Office Square, Suite 315
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen B. Siegel (617) 303-1259
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLC

99 High Street		Boston	MA	02110
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1[illegible] 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stuart P. Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BDirect Securities, Inc. as of 12/31/01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name Stuart P. Feldman
Title: President

Notary Public
County of Suffolk MA
My Commission expires 06/07/2002

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

BDIRECT SECURITIES, INC.

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

BDIRECT SECURITIES, INC.

Table of Contents

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

To the Board of Directors,
BDirect Securities, Inc.:

We have audited the accompanying statement of financial position of BDirect Securities, Inc. (the Company) as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The accompanying financial statements of the Company as of and for the year ended December 31, 2000 were audited by other auditors whose report thereon, dated February 27, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BDirect Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002

BDIRECT SECURITIES, INC.

Statements of Financial Position

December 31, 2001 and 2000

Assets		**2001**	**2000**
Current assets:			
Cash	$	98,415	101,277
Accrued interest receivable		37	147
Prepaid insurance		560	—
Total current assets		99,012	101,424
Other assets – deposits (note 3)		25,000	25,000
	$	124,012	126,424
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$	—	—
Total current liabilities		—	—
Stockholder's equity:			
Common stock, $1.00 par value. Authorized, issued and outstanding 100 shares		100	100
Additional paid-in capital		420,593	358,593
Accumulated deficit during the development stage		(296,681)	(232,269)
Total stockholder's equity		124,012	126,424
	$	124,012	126,424

See accompanying notes to financial statements.

BDIRECT SECURITIES, INC.

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Interest income	$	3,265	3,706
Other income		—	602
Total revenues		3,265	4,308
Expenses:			
Salaries		—	36,000
Licenses and permits		49,394	96,532
Rent		—	1,815
Other expenses		8,201	6,629
Legal and professional		5,041	4,261
Payroll taxes		—	2,908
Telephone		3,347	1,172
Travel and entertainment		—	15
Office		1,694	743
Total expenses		67,677	150,075
Net loss	$	(64,412)	(145,767)

See accompanying notes to financial statements.

BDIRECT SECURITIES, INC.

Statements of Stockholder's Equity

Years ended December 31, 2001 and 2000

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance, December 31, 1999	100	$ 100	153,378	(86,502)	66,976
Capital contributions	—	—	205,215	—	205,215
Net loss	—	—	—	(145,767)	(145,767)
Balance, December 31, 2000	100	100	358,593	(232,269)	126,424
Capital contributions	—	—	62,000	—	62,000
Net loss	—	—	—	(64,412)	(64,412)
Balance, December 31, 2001	100	$ 100	420,593	(296,681)	124,012

See accompanying notes to financial statements.

BDIRECT SECURITIES, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows used by operating activities:			
Net loss	$	(64,412)	(145,767)
Adjustments to reconcile net loss to net cash used in operating activities:			
(Increase) decrease in:			
Accrued interest receivable		110	(21)
Prepaid expenses		(560)	—
Deposits		—	363
Increase (decrease) in:			
Accounts payable and accrued liabilities		—	(6,809)
Net cash used in operating activities		(64,862)	(152,234)
Cash flows provided by financing activities:			
Additional stockholder contributions		62,000	205,215
Net cash provided by financing activities		62,000	205,215
Net increase (decrease) in cash		(2,862)	52,981
Cash, beginning of year		101,277	48,296
Cash, end of year	$	98,415	101,277

See accompanying notes to financial statements.

BDIRECT SECURITIES, INC.

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

BDirect Securities, Inc. (the Company) was incorporated in the State of Oklahoma on May 13, 1998 as Equivest Securities, Inc. During 1999, the Company's stockholders sold 100% of the Company's outstanding common stock to BDirect Capital, LLC, a Delaware limited liability company (the Parent Company). Subsequently, the Company amended its Certificate of Incorporation to change its name to BDirect Securities, Inc. The Company is involved in the brokering of private placement securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and is a registered fully disclosed introducing broker-dealer with the Securities and Exchange Commission.

(b) Parent Company Financing

Since inception, the Company has experienced operating losses which required capital infusions by the Parent Company. The Company's ability to fund its operations is dependent upon the continuing commitment of the Parent Company to provide financial support. Presently, management of the Parent Company intends to continue to provide financial support to the Company.

(c) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

Cash, receivables, prepaid expenses, deposits, and accounts payable and accrued liabilities are carried at cost which approximates fair value at December 31, 2001 given the short-term nature of these instruments.

(e) Revenue

Interest income is recorded on the accrual basis. During 2001, no commission income was earned.

(f) Expenses

Expenses of the Company are expensed as incurred. The Parent Company bears all expenses related to overhead, administrative services, rent, and compensation.

(Continued)

(2) Income Taxes

Deferred income taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Such temporary differences relate primarily to the difference in the recognition of the tax effects of operating losses for financial reporting and income tax purposes. As of December 31, 2001 and 2000, the Company had a net taxable loss carryforward of approximately $200,000 and $220,000, respectively. A valuation allowance has been established to fully offset the related deferred tax asset of December 31, 2001 and 2000.

(3) Deposit

At December 31, 2001, the deposit represents unrestricted interest earning cash deposited at a clearing broker-dealer.

(4) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and maintenance of a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2001, the Company had net capital of $123,452, which was $23,452 in excess of the net capital required, and had no aggregate indebtedness.

At December 31, 2001, the Company is exempt from the provisions of rule 15c3-3 (under paragraph k(2)(ii) of such rule) of the Act as it is a broker-dealer which deals solely in interests in private investments.

(5) Required Disclosures

(a) The computation and reconciliation for determination of reserve requirements for brokers and dealers pursuant to rule 15c3-3 has been omitted as the Company is a fully disclosed introducing broker-dealer pursuant to the (k)(2)(ii) exemption.

(b) Information relating to possession or control requirements under SEC rule 15c3-3 has been omitted pursuant to the (k)(2)(ii) exemption.

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors,
BDirect Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of BDirect Securities, Inc. as of and for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by BDirect Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Since BDirect Securities, Inc. does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by BDirect Securities, Inc. in: making the quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by rule 17a-13; and, complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of BDirect Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and related practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that errors or irregularities in amounts that

KPMG

would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002

BDIRECT SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2001

Net capital:		
Total members' equity	$	124,012
Deduct nonallowable assets:		
Prepaid insurance		560
Net capital	$	123,452
Aggregate indebtedness	$	—
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3% of total aggregate indebtedness, but not less than $100,000	$	100,000
Excess of net capital over requirement	$	23,452
Ratio of aggregate indebtedness to net capital		—

There are no material differences from the above computations and the Company's corresponding unaudited Part II–A filing as of December 31, 2001.